United States securities and exchange commission logo





                            October 17, 2022

       Chad Plotkin
       Chief Financial Officer
       Clearway Energy, Inc.
       300 Carnegie Center, Suite 300
       Princeton, NJ 08540

                                                        Re: Clearway Energy,
Inc.
                                                            Form 10-K for the
Fiscal Year ended December 31, 2021
                                                            Filed February 28,
2022
                                                            File No. 001-36002

       Dear Chad Plotkin:

              We have reviewed your September 15, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 31, 2022 letter.

       Form 10-K for the Fiscal Year ended December 31, 2021

       Properties, page 41

   1. We note your response to prior comment two indicating that you believe disclosures of rated and net capacity
along with "information regarding related agreements to sell power" are responsive
to the requirement to address utilization. However, you have not identified such
information in your response or along with the list of facilities.

                                                        We note that you
disclose renewable facilities MWh generated and sold of 11,313,000 for
                                                        2021 on page 52, and
that if divided by the annualized net MW capacity of your solar and wind facilities of
5,215 on pages 41 and 42, as a proxy for the weighted average, this would yield a combined
plant load factor of about 25%. However, you have not disclosed the weighted average
net MW capacity, MWh generated and sold separately for the solar
 Chad Plotkin
FirstName LastNameChad  Plotkin
Clearway Energy, Inc.
Comapany
October 17,NameClearway
            2022        Energy, Inc.
October
Page 2 17, 2022 Page 2
FirstName LastName
         and wind facilities, or plant load factors, which would generally indicate the extent to which your facilities were utilized during the periods covered by your report.

         We continue to believe that you will need to disclose information that will reasonably inform investors as to the extent of utilization of your facilities to comply with Instruction
         1 to Item 102 of Regulation S-K. We reissue prior comment two. Management's Discussion and Analysis of Financial Condition and Results of Operations
Consolidated Results of Operations, page 52

2. We note that you have not complied with prior comment three, concerning the need to more clearly address the requirements of Item 303 of Regulation S-K. You explain that you have not provided further details because you regard you acquisition-related activity as the largest driver of changes, and will continue to aggregate such changes with other changes when you deem there to be no other material items to disclose.

         You also explain that you believe you have addressed the applicable disclosure requirements by presenting your results of operations by reportable segment, although this does not appear to be an accurate description of your disclosure approach. We note that you attribute some changes in certain line items to the operating segments, though do not otherwise present or discuss the results of operations by reportable segment to provide context for the discussion and analysis of changes.

         You also indicate that you do not believe it would be meaningful to provide investors with information about revenues separately for the solar and wind facilities, renewable energy credits, or information about changes in these components, because the renewable generating facilities do not require fuel and are not actively dispatched, notwithstanding differences in the circumstances under which power is generated by these facilities.

         Tell us how you have considered such differences, as well as contractual differences between the conventional and renewable sources and plant load factors in formulating your view on the adequacy of your present disclosures. Provide us with schedules of revenues disaggregated for the solar facilities, wind facilities, and the renewable energy credit components of the PPAs, reconciled to the segment financial information for all periods presented in your annual report and subsequent interim reports.
Financial Statements
Note 2 - Summary of Significant Accounting Policies
Revenue Recognition, page 89

3. We note that in response to prior comment four you acknowledge that revenues from the wind and solar facilities are variable, due to the uncertain nature of weather patterns, and explain that these have had a significant impact on your results of operations. However, you also state that "the nature, timing and uncertainty of revenues and cash flows are similar for all renewable assets with similar power purchase agreements."
 Chad Plotkin
FirstName LastNameChad  Plotkin
Clearway Energy, Inc.
Comapany
October 17,NameClearway
            2022        Energy, Inc.
October
Page 3 17, 2022 Page 3
FirstName LastName

         Please submit the analyses that you performed in formulating the view that revenues from your solar and wind facilities are correlated in all of these respects.

         Tell us how you considered factors impacting the generation of power from these facilities, such as seasonality, cloud covers, fluctuations in wind currents, climate conditions, as well as equipment efficiency losses, transmission system reliability, and grid availability, with details sufficient to understand how you have found changes in all of these factors to have corresponding effects for the solar and wind facilities.

         Provide details of the power and revenues generated by the solar and wind facilities each quarter during the periods covered by your annual report and the subsequent interim period, identify the prevailing factors impacting revenues each quarter, and provide an explanation for all non-correlated activity. It should be clear how you considered the amounts of electricity generated, plant load factors, and geographical diversity of your wind and solar facilities, including variability and trends, in concluding that separate disclosure of revenues for wind and solar facilities would not be meaningful.
4. We understand from your response to prior comment five that you did not reassess whether your PPAs contained a lease when adopting FASB ASC 842, and have therefore relied on conclusions reached when applying FASB ASC 840, including a view that renewable energy credits (RECs) are an output of the facilities being leased.

         However, it appears that you have acquired solar and wind facilities subsequent to
         2018, which do not appear to be represented in your response. Tell us how you evaluated the associated PPAs under FASB ASC 842 in conjunction with your acquisitions of those properties, as well as any PPAs arising in connection with new projects, and any amendments to agreements that originated prior to the required adoption date.

         With regard to your prior accounting determinations, describe the specific contractual elements that you relied upon in concluding that the PPAs associated with the wind and solar properties listed on pages 41 and 42 were not disqualified as leases based on the guidance in FASB ASC 840-10-15-10, 15-11, and 15-12, and identify the criteria that you believe were met for such PPAs in FASB ASC 840-10-15-6. Please clarify the extent to which you relied on different criteria in reaching your accounting conclusions.

         Tell us how MWh's covered by the PPAs compare to your expectations for average output from the associated facilities, and describe any minimum and maximum provisions, options to fulfill your obligations with output of alternate facilities, options to sell excess output to other customers, and the manner by which pricing is established.

         Also describe the provisions governing RECs, the mechanism by which counterparties obtain the associated economic benefits, and associated timeframes involved subsequent to generating the power. Please identify the particular RECs conveyed, describe any lapses in funding REC programs during the last three fiscal years and subsequent interim
 Chad Plotkin
Clearway Energy, Inc.
October 17, 2022
Page 4
         period, any contractual exposure that you have if REC programs are not renewed, and explain how characterizing RECs as an output reconciles with their origin under the associated governmental incentive programs, in your view.
      You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller,
Branch Chief, at (202) 551-3686 with any questions.



FirstName LastNameChad Plotkin                              Sincerely,
Comapany NameClearway Energy, Inc.
                                                            Division of
Corporation Finance
October 17, 2022 Page 4                                     Office of Energy &
Transportation
FirstName LastName